FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 17, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Kyocera Mita Corporation starting its Voluntary Public Takeover Offer to the Shareholders of TA Triumph-Adler AG

December 17, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Kyocera Mita Corporation starting its Voluntary Public Takeover Offer to the Shareholders of TA Triumph-Adler AG

Kyocera Mita Corporation, which is our subsidiary, announced “Starting its Voluntary Public Takeover Offer to all Shareholders of TA Triumph-Adler AG” on December 16, 2008.

For details, please see the following press release.

December 16, 2008

KYOCERA MITA CORPORATION Starting its Voluntary Public Takeover

Offer to the Shareholders of TA Triumph-Adler AG

The application regarding the voluntary public takeover offer of Kyocera Mita Corporation (President: Katsumi Komaguchi), a wholly owned subsidiary of Kyocera Corporation (President: Makoto Kawamura), to the shareholders of TA Triumph-Adler AG (Spokesman: Robert Feldmeier), a German distributor of information devices, has officially been approved by the German Financial Supervisory Authority (BaFin) on December 15, 2008. The voluntary public takeover offer will start on December 16, 2008.

The summary of the offer is as follows:

-	Consideration:	1.90 euro per share
-	Acceptance period:	December 16, 2008 to January 13, 2009

(Offer Document will be published on the internet at http://offer.kyoceramita.com)

As of December 12, 2008, Kyocera Mita Corporation holds 52.94% of the total number of shares and voting rights in TA Triumph-Adler AG.

Contact

Kyocera Mita Corporation

Mr. T. Kawasaki

c-com@kyoceramita.co.jp